Exhibits 5.2 and 23.3

Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

May 14, 2025

Hertz Global Holdings, Inc.
8501 Williams Road
Estero, Florida 33928

Ladies and Gentlemen:

We have acted as counsel for Hertz Global Holdings, Inc., a Delaware corporation (the “Company”), in connection with the (i) Registration Statement on Form S-3 (the “Registration Statement”) filed by the Company on May 14, 2025 with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933 and (ii) the Prospectus, dated May 14, 2025 (the “Prospectus”), of the Company, filed with the Commission relating to the issuance and sale by the Company of shares of the Company’s common stock, $0.01 par value per share, having an aggregate offering price of up to $250,000,000 (the “Shares”) in accordance with that certain equity distribution agreement, dated as of May 14, 2025 (the “Distribution Agreement”), between the Company and Jefferies LLC, Barclays Capital Inc., BMO Capital Markets Corp., BNP Paribas Securities Corp., CIBC World Markets Corp., Citizens JMP Securities, LLC, Credit Agricole Securities (USA) Inc., Deutsche Bank Securities Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, RBC Capital Markets, LLC, Regions Securities LLC and Truist Securities, Inc. as agents.

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinion expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all signatures on all documents that we reviewed are genuine, (iv) all natural persons executing documents had and have the legal capacity to do so, (v) all statements in certificates of public officials and officers of the Company that we reviewed were and are accurate and (vi) all representations made by the Company as to matters of fact in the documents that we reviewed were and are accurate.

Based upon the foregoing, we are of the opinion that the Shares to be sold by the Company have been duly authorized and, assuming the terms of any sales of Shares pursuant to the Distribution Agreement are approved by the Company’s board of directors or a properly constituted and authorized committee thereof (or any of them delegates such approval to officers and such terms are approved by such officers), when issued and delivered by the Company and paid for pursuant to the Distribution Agreement, the Shares will be validly issued, fully paid and non-assessable.

In connection with the opinion expressed above, we have assumed that the Company is validly existing as a corporation in good standing under the laws of the State of Delaware.

We are members of the Bar of the State of New York, and the foregoing opinion is limited to the laws of the State of New York, the federal laws of the United States of America and the General Corporation Law of the State of Delaware, except that we express no opinion as to any law, rule or regulation that is applicable to the Company, the Distribution Agreement, the Shares or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Distribution Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

We hereby consent to the filing of this opinion with the Commission as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

May 14, 2025	2